UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Fiscal Period Ended: December 31, 2015

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ALBANY MOLECULAR RESEARCH, INC.

26 Corporate Circle

Albany, NY 12203

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Albany Molecular Research, Inc. (the “Company”) is unable to file its Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. Additional time is required to finalize its consolidated financial statements due to greater complexity connected with the Company’s four acquisitions in 2015; such consolidated financial statements will be consistent with the results of operations discussed in a press release filed by the Company on February 17, 2016, as more fully described below. The Company intends to file the Form 10-K with the Securities and Exchange Commission as soon as practicable, but no later than March 30, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lori M. Henderson	518	512-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please refer to the attachment hereto regarding the anticipated change in operating results.

The Company expects that the results of operation to be included in the Form 10-K for the fiscal year ended December 31, 2015 will be consistent with the results of operations disclosed in the Company’s earnings press release furnished as Exhibit 99.1 to its Form 8-K filed with the SEC on February 17, 2016. These preliminary results for calendar year 2015 reflected revenue of $402.4 million, net loss attributable to common stockholders of $2.3 million and net loss per diluted share of $0.07. For calendar year 2014, the Company announced revenue of $276.6 million, net loss attributable to common stockholders of $3.3 million, and net loss per diluted share of $0.10.

ALBANY MOLECULAR RESEARCH, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 11, 2016	By:	/s/ Lori M. Henderson
Senior Vice President, General Counsel and Secretary

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements, including without limitation, statements concerning the timing of the filing of the Form 10-K for the year ended December 31, 2015 and the Company’s expectation that the 2015 results of operations will be consistent with the results of operations disclosed in the Company’s earnings press release issued on February 17, 2016, involve risks and uncertainties. Such risks and uncertainties are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on March 16, 2015, and the company's other SEC filings. If the Company’s 2015 results of operations are not consistent with the results of operations disclosed in the Company’s earnings press release issued on February 17, 2016, the Company’s stock price could decline.